UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42682

Youlife Group Inc.

(Exact name of registrant as specified in its charter)

Room C431, Changjiang Software Park

No.180 South Changjiang Road

Baoshan District, Shanghai 201900

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into a Material Definitive Agreement

On October 30, 2026, Youlife Group Inc. (the “Registrant” or the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) for the issuance and sale, in a registered direct offering (the “Offering”), of a 9% Senior Original Issue Discount Convertible Note with an original principal amount of US$3,000,000 (the “Convertible Note”) for a subscription amount of US$2,730,000. In connection with the Offering, the Company will also issue to the Purchaser 262,009 Class A ordinary shares represented by American depositary shares (the “Discount ADSs”) as an additional 2% original issue discount, equal to US$60,000, on the principal amount of the Convertible Note.

The Convertible Note is convertible, subject to the terms and limitations set forth therein, into Class A ordinary shares of the Company, par value US$0.0001 per share (the “Class A Ordinary Shares”), represented by American depositary shares (the “ADSs”), with each ADS representing one Class A Ordinary Share. Up to 65,502,184 Class A Ordinary Shares represented by ADSs may be issued from time to time upon conversion of the Convertible Note. Unless earlier repaid, prepaid or converted in accordance with its terms, the Convertible Note will mature 12 months after its original issuance date and does not bear interest prior to the occurrence of an Event of Default. Following the occurrence of an Event of Default and during the continuance thereof, interest accrues at 18% per annum or, if lower, the maximum rate permitted by law, compounded monthly on the basis of a 360-day year and payable on the first Trading Day of each month during the continuance of such Event of Default.

In connection with the Offering, the Company caused 3,300,000 treasury shares to be deposited with the custodian for the ADS facility and the corresponding ADSs to be delivered for the benefit of the Purchaser and held in abeyance as pre-delivery ADSs (the “Pre-Delivery ADSs”) to facilitate the settlement of future conversions of the Convertible Note, subject to the applicable beneficial ownership limitation. Before application as delivery ADSs in accordance with the Convertible Note, the Purchaser may not sell or vote the Pre-Delivery ADSs or exercise shareholder rights in respect thereof, subject to the exceptions set forth in the Convertible Note. If the VWAP-based value of the outstanding Pre-Delivery ADSs falls below 50% of the outstanding principal, the Company must register and issue additional Pre-Delivery ADSs sufficient to restore that value to at least 100% of the outstanding principal, subject to the beneficial ownership limitation and related abeyance provisions. For six months after no Convertible Note remains outstanding, the Purchaser may purchase remaining Pre-Delivery ADSs at the lower of the Fixed Conversion Price and the Alternative Conversion Price, determined as if the Convertible Note remained outstanding. Any remaining unpurchased Pre-Delivery ADSs must then be surrendered for cancellation. The Convertible Note, the ADSs issuable or deliverable under the transaction documents and the Class A Ordinary Shares represented thereby are collectively referred to as the “Securities.”

The Convertible Note and the Company’s cash payment obligations under the transaction documents are fully guaranteed by a subsidiary of the Company pursuant to a guarantee agreement (the “Guarantee Agreement”).

The Offering closed on November 3, 2026, following the satisfaction or waiver of the applicable closing conditions. The Company received gross proceeds of US$2,730,000 from the Offering before deducting estimated offering expenses payable by the Company.

The Securities were offered and sold pursuant to a prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2026, and the accompanying base prospectus included in the Company’s shelf registration statement on Form F-3 (File No. 333-299194), which was declared effective by the SEC on October 19, 2026.

A copy of the opinion of Campbells LLP relating to the legality of the issuance and sale of the Securities is filed as Exhibit 5.1 hereto.

The foregoing descriptions of the Purchase Agreement, the Convertible Note and the Guarantee Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of those documents, copies of which are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to this Report on Form 6-K and are incorporated herein by reference.

On November 4, 2026, the Company issued a press release announcing the Offering, a copy of which is furnished as Exhibit 99.1 hereto.

This Report on Form 6-K, including Exhibits 5.1, 10.1, 10.2, 10.3 and 23.1 hereto, but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-299194) and the related prospectus and prospectus supplement, and forms a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company. Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Campbells LLP
10.1*	Form of Securities Purchase Agreement
10.2	Form of Senior 9% Original Issue Discount Convertible Promissory Note
10.3	Form of Guarantee Agreement
23.1	Consent of Campbells LLP (included in Exhibit 5.1)
99.1	Press release, dated November 4, 2026

*	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youlife Group Inc.

By:	/s/ Yuneli Wang
Name:	Yunlei Wang
Title:	Chairman and Chief Executive Officer

Date: November 4, 2026

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